UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

GOODRICH PETROLEUM CORPORATION
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
382410843
(CUSIP Number)
Adam Turteltaub
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 21, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382410843	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS GEN IV INVESTMENT OPPORTUNITIES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 382410843	SCHEDULE 13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS LSP GENERATION IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 382410843	SCHEDULE 13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS LSP INVESTMENT ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see instructions) IA

Explanatory Note
This Amendment No.3 to Schedule 13D is being filed with respect to the common stock, par value $0.01 per share (“Common Stock”), of Goodrich Petroleum Corporation, a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed on May 22, 2018, as amended (the “13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
As set forth below, as a result of the Transaction, on November 22, 2021 each of the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares. The filing of this Amendment No.3 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:
On November 21, 2021, Gen IV and Paloma Partners VI Holdings, LLC (“Paloma”) entered into a stock purchase agreement (the “SPA”), pursuant to which Paloma agreed to purchase, and Gen IV agreed to sell, 1,838,510 Shares (the “Transaction”). The Transaction was consummated on November 22, 2021.   The foregoing description of the SPA and the Transaction does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA, a copy of which is filed as Exhibit 1 hereto.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and supplemented to include the following:
The information in Item 4 of this Amendment No.3 is hereby incorporated by reference into this Item 5.  Following the consummation of the Transaction, the Reporting Persons ceased to be the beneficial owners of any Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Original Schedule 13D is hereby amended and supplemented to include the following:
The information in Item 4 of this Amendment No.3 is hereby incorporated by reference into this Item 5.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 – Stock Purchase Agreement, dated as of November 21, 2021, by and between Gen IV Investment Opportunities, LLC and Paloma Partners VI Holdings, LLC.

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 23, 2021

Gen IV Investment Opportunities, LLC

By:	LSP Generation IV, LLC
Its:	Managing Member

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

By:	LSP Investment Advisors, LLC
Its:	Investment Manager

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

LSP Generation IV, LLC

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LSP Investment Advisors, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President